UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NCR CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	001-00395	31-0387920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

864 Spring Street NW	30308
(Address of principal executive offices)	(Zip Code)

Edward Gallagher

Senior Vice President, General Counsel and Corporate Secretary

(212) 589-8472

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NCR Corporation (“NCR” or the “Company,” also referred to as “we” or “our”) has reviewed its products and determined that materials, parts, or components necessary to the functionality of certain of our products include the minerals listed in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which, as of the date of this filing, include columbite-tantalite (also known as coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). While we do not source such materials directly, we have conducted in good faith a reasonable country of origin inquiry regarding those Conflict Minerals to determine whether such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are not from recycled or scrap sources (as defined in the Act). Based on our reasonable country of origin inquiry, which also overlaps with our due diligence program (as described in more detail in our Conflict Minerals Report), the Company is unable to conclude definitively that, during the period covered by this Form SD, no Conflict Minerals contained in our products originated in a Covered Country, except in those cases where our suppliers have disclosed to the Company that their products are conflict-free pursuant to the Conflict-Free Sourcing Initiative (“CFSI”). Accordingly, we have undertaken additional due diligence procedures in keeping with the rules adopted by the Securities and Exchange Commission pursuant to the Act and as set forth in our Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 (attached here as Exhibit 1.01).

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report can also be found on our website at http://www.ncr.com/company/corporate-responsibility/conflict-minerals. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report required by Item 1.01 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 as required by Items 1.01 and 1.02 of this Form SD is filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NCR CORPORATION

Dated: May 29, 2018	By:	/s/ Edward Gallagher
Edward Gallagher
Senior Vice President